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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


NAME OF ISSUER: Boyd Gaming Corporation

TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP NO.: 103304

FEE BEING PAID: No

(1)    NAME OF REPORTING PERSON: William S. Boyd

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: N/A

(3)    SEC USE ONLY

(4)    CITIZENSHIP OR PLACE OF ORGANIZATION:                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)    SOLE POWER TO VOTE: 24,552,431(1)

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    (1)
The foregoing totals are as of December 31,2001, and include 17,809,633 shares held by the William S. Boyd Gaming Properties Trust, of which the reporting person is the sole trustee and beneficiary; 28,000 shares held by the William S. Boyd Family Corporation, which is wholly owned by William S. Boyd; 1,188,668 shares held by the W.M. Limited Partnership, of which W.S.B., Inc., which is wholly owned by William S. Boyd, is the Managing General Partner; 22,741 shares held by W.S.B., Inc.; 170,698 shares held by the William S. Boyd Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 194,722 shares held by the William S. Boyd Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and trustee; 2,286,790 shares held by the BG-99 Limited Partnership, of which W.S.B., Inc. is the general partner; 2,678,417 shares held by the BG-00 Limited Partnership, of which W.S.B., Inc. is the general partner; 77,089 shares held by the BG-99 Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 75,812 shares held by the BG-99 Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and trustee; 7,010 shares held by the BG-00 Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 12,851 shares held by the BG-00 Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and


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(6)      SHARED POWER TO VOTE:    0

(7)      SOLE POWER TO DISPOSE:   24,552,431(1)

(8)      SHARED POWER TO DISPOSE: 0

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         24,552,431(1)

(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
         N/A

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 40.86%

(12)     TYPE OF REPORTING PERSON*: IN

ITEM 1.

             (a)   Name of Issuer:

                   Boyd Gaming Corporation

             (b)   Address of issuer's Principal Executive Offices:

                   2950 Industrial Road
                   Las Vegas, Nevada  89109

ITEM 2.

             (a)   Name of Person Filing:

                   William S. Boyd(1)

             (b)   Address of Principal Business Office or, if none, Residence:

                   2950 Industrial Road
                   Las Vegas, Nevada  89109

             (c)   Citizenship:

                   United States

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trustee. The above total does not include 1,576,667 shares subject to outstanding options which were exercisable by the reporting person as of December 31, 2001. The reporting person also has 758,333 shares under options which will vest in various portions within the next ten years.


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             (d)   Title of Class of Securities:

                   Common Stock


             (e)   CUSIP Number:

                   103304

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

ITEM 4. Ownership

             (a)   Amount Beneficially Owned:          24,552,431(1)



             (b)   Percent of Class:

                   40.86%

             (c)   Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:

                        24,552,431(1)

                   (ii)  shared power to vote or to direct the vote:

                         -0-

                   (iii) sole power to dispose or to direct the disposition of:

                         24,552,431(1)

                   (iv) shared power to dispose or to direct the disposition of:

                         -0-

ITEM 5.      Ownership of Five Percent or Less of a Class

             Not Applicable

ITEM 6.      Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable


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ITEM 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on By the Parent Holding Company

             Not Applicable

ITEM 8. Identification and Classification of Members of the Group

             Not Applicable

ITEM 9. Notice of Dissolution of the Group

             Not Applicable

ITEM 10. Certification

             Not Applicable

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       (1) The foregoing totals are as of December 31,2001, and include
17,809,633 shares held by the William S. Boyd Gaming Properties Trust, of which the reporting person is the sole trustee and beneficiary; 28,000 shares held by the William S. Boyd Family Corporation; which is wholly owned by William S. Boyd; 1,188,668 shares held by the W.M. Limited Partnership, of which W.S.B., Inc., which is wholly owned by William S. Boyd, is the Managing General Partner; 22,741 shares held by W.S.B., Inc.; 170,698 shares held by the William S. Boyd Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 194,722 shares held by the William S. Boyd Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and trustee; 2,286,790 shares held by the BG-99 Limited Partnership, of which W.S.B., Inc. is the general partner; 2,678,417 shares held by the BG-00 Limited Partnership, of which W.S.B., Inc. is the general partner; 77,089 shares held by the BG-99 Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 75,812 shares held by the BG-99 Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and trustee; 7,010 shares held by the BG-00 Grantor Retained Annuity Trust #2, of which the reporting person is the grantor and trustee; 12,851 shares held by the BG-00 Grantor Retained Annuity Trust #3, of which the reporting person is the grantor and trustee. The above total does not include 1,576,667 shares subject to outstanding options which were exercisable by the reporting person as of December 31, 2001. The reporting person also has 758,333 shares under options which will vest in various portions within the next ten years.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002                              /s/ William S. Boyd
                                            -----------------------------------
                                            William S. Boyd